東京青山・青木・狛法律事務所

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www.taalo-bakernet.com
www.bakernet.com

[redacted]

08006021

FILE NO. 082-03311

November 6, 2008

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the English translation of the documents which contents were announced by the Company.

- Notice of Purchase by the Company of its Own Shares through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) (dated November 4, 2008) and
- Notice of the Result of Acquisition by the Company of its Own Shares through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) (dated November 5, 2008).

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
The Bank of New York Mellon

(Translation)

November 4, 2008

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Person to contact:	Yukihiro Saito General Manager of Investor Relations Department (Tel: 03 - 3572 - 5111)

Notice of Purchase by the Company of its Own Shares through Off-Auction Own Share Repurchase Trading (ToSTNeT-3)

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that Shiseido Company, Limited (the "Company") has determined a specific method of the acquisition by the Company of its own shares in accordance with Article 156 of the Corporation Law of Japan, applicable pursuant to Article 165, paragraph 3 of the said Law, as described below:

Description

1. Method of acquisition:

At 8:45 a.m. on November 5, 2008, the Company will place a purchase order through Off-Auction Own Share Repurchase Trading of the Tokyo Stock Exchange Trading Network System (ToSTNeT-3) at ¥2,030 per share, the closing price on November 4, 2008. No other transaction system or time will be involved. The purchase order will be made only at the said transaction time.

2. Contents of the acquisition

(1) Class of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired: 2,500,000 shares

(Note 1) No change will be made in the number of shares to be acquired. However, market conditions and other factors may preclude the acquisition of some or all of the number of shares specified in the purchase order.

(Note 2) The specified number of shares to be acquired will be purchased on the basis of corresponding sell orders.

3. Publication of the result of the acquisition:

The result of the acquisition of the shares will be publicized after the close of the transaction time of 8:45 a.m. on November 5, 2008.

(For reference)

Details of the resolution adopted for the acquisition by the Company of its own shares (as publicized on October 30, 2008):

- Class of shares to be acquired: Shares of common stock of the Company
- Total number of shares to be acquired: (Not exceeding) 2,500,000 shares
- Aggregate acquisition prices of shares: (Not exceeding) ¥6,000,000,000
- Acquisition period: November 5, 2008 through November 14, 2008

- END -

SHISEIDO

(Translation)

November 5, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Person to contact: Yukihiro Saito
General Manager of Investor Relations Department
(Tel: 03 - 3572 - 5111)

Notice of the Result of Acquisition by the Company of its Own Shares through Off-Auction Own Share Repurchase Trading (ToSTNeT-3)

Notice is hereby given that with regard to the acquisition by Shiseido Company, Limited (the "Company") of its own shares as publicized on November 4, 2008, the Company carried out a procedure therefor today, as described below.

Simultaneously, notice is hereby given that the acquisition by the Company of its own shares pursuant to the resolution adopted at the meeting of its Board of Directors held on October 30, 2008 has completed as a result of the transaction described herein.

Description

1.	Reason for the acquisition:	To allow management to carry out capital policies with agility and distribute profits to its shareholders, in response to changing business conditions
2.	Class of shares acquired:	Shares of common stock of the Company
3.	Total number of shares acquired:	2,211,000 shares
4.	Acquisition price:	¥2,030 per share

5. Aggregate acquisition prices of shares: ¥4,488,330,000

6. Acquisition date: November 5, 2008

7. Method of acquisition: Purchase order placed through Off-Auction Own Share Repurchase Trading of the Tokyo Stock Exchange Trading Network System (ToSTNeT-3)

(For reference)

Details of the resolution adopted for the acquisition by the Company of its own shares (as publicized on October 30, 2008):

- Class of shares to be acquired: Shares of common stock of the Company
- Total number of shares to be acquired: (Not exceeding) 2,500,000 shares
- Aggregate acquisition prices of shares: (Not exceeding) ¥6,000,000,000
- Acquisition period: November 5, 2008 through November 14, 2008

- END -

END